ARTICLES OF AMENDMENT

(BY SHAREHOLDERS)

OF

QUALSEC

1.

The name of the corporation is: Qualsec

2.

Article FIRST is amended as follows to read in its entirety:

 “FIRST: The name of the Corporation is Vitamin Spice.”

4.

The Amendment was adopted on September 30, 2009, by the shareholders.

5.

The designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the amendment: 121,000,000 shares of common stock and 0 shares of preferred stock.

5.

Either the total number of votes cast for and against the amendment by each voting group entitled to vote separately on the amendment OR the total number if undisputed votes cast for the amendment by each voting group: 69,531,564 shares of common stock FOR 0 against.

6.

The Number of votes cast for the amendment by each voting group was sufficient for approval by the voting group.

7.

Any shareholder may, but is not required, to submit certificates representing the pre-split shares for exchange.  No fractional shares shall be issued in any exchange. In lieu thereof, any fractional share shall be rounded to the next highest whole share.

Date:

October 2, 2009

__/s/ Edward Bukstel__________________

Edward Bukstel, Chief Executive Officer